UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

U.S. WELL SERVICES, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

91274U200

(CUSIP Number)

Dan Wilks

Farris Wilks

17010 IH 20

Cisco, Texas 76437

Telephone: (817) 850-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 91274U200

1.	NAMES OF REPORTING PERSONS Dan Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,438,708 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,438,708 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,438,708 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 6,976,744 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of U.S. Well Services, Inc. (the “Issuer”) issuable to THRC Holdings, LP (“THRC Holdings”) upon exercise of the Warrants (as defined in the Schedule 13D), (ii) 761,905 shares of Class A Common Stock issuable to THRC Holdings upon exercise of the Purchased Warrants (as defined in the Schedule 13D) purchased by THRC Holdings from AG Energy Funding (as discussed in the Schedule 13D), (iii) 5,016,532 shares of Class A Common Stock issuable to THRC Holdings upon conversion of the $17,899,515 in aggregate principal amount and the PIK Interest (as defined in the 2021 Notes) thereunder as of June 30, 2022 of 16.0% Convertible Senior Secured (Third Lien) PIK Notes of the Issuer that are convertible into shares of Class A Common Stock of the Issuer (the “2021 Notes”), (iv) 57,403 shares of Class A Common Stock directly owned by THRC Holdings, (v) 5,102,262 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $22,322,395 in aggregate principal amount of the Cash Note (as defined in the Schedule 13D) and the PIK Interest (as defined in the Cash Note) thereunder as of June 30, 2022 purchased by THRC Holdings from AG Energy Funding (as discussed in the Schedule 13D), (vi) 3,188,914 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $22,322,395 in aggregate principal amount of the Exchange Note (as defined in the Schedule 13D) and the PIK Interest (as defined in the Exchange Note) thereunder as of June 30, 2022 purchased by THRC Holdings from AG Energy Funding (as discussed in the Schedule 13D), and (vii) 334,949 shares of Class A Common Stock issuable to THRC Holdings upon conversion of 5,198 shares of Series A Preferred Stock (as defined herein) purchased by THRC Holdings from AG Energy Funding (as discussed in the Schedule 13D); provided, however, that the number of shares of Class A Common Stock issuable pursuant to the foregoing may, in some instances, be subject to limitations under the rules of the Nasdaq National Market or other trading market on which the Class A Common Stock is traded at the time. All shares of Common Stock reported reflect the 1-for-3.5 reverse stock split effected by the Issuer on September 30, 2021.

(2)

Percent of class based on (i) 77,060,612 shares of Class A Common Stock issued and outstanding as of June 21, 2022, as represented by the Issuer in the Merger Agreement (as defined herein), plus (ii) 6,976,744 shares of Class A Common Stock issuable to THRC Holdings upon the exercise of the Warrants, plus (iii) 761,905 shares of Class A Common Stock issuable to THRC Holdings upon the exercise of the Purchased Warrants, plus (iv) 5,016,532 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $17,899,515 in aggregate principal amount of the 2021 Notes and the PIK Interest thereunder as of June 30, 2022, plus (v) 5,102,262 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $22,322,395 in aggregate principal amount of the Cash Note and the PIK Interest thereunder as of June 30, 2022, plus (vi) 3,188,914 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $22,322,395 in aggregate principal amount of the Exchange Note and the PIK Interest thereunder as of June 30, 2022, plus (vii) 334,949 shares of Class A Common Stock issuable to THRC Holdings upon conversion of 5,198 shares of Series A Preferred Stock.

SCHEDULE 13D

CUSIP No. 91274U200

1.	NAMES OF REPORTING PERSONS Farris Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,016,532 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,016,532 (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,016,532 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.11% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of 5,016,532 shares of Class A Common Stock issuable to Farris Wilks upon conversion of $17,899,515 in aggregate principal amount of the 2021 Notes and the PIK Interest thereunder as of June 30, 2022 held by Farris Wilks; provided, however, that the number of shares of Class A Common Stock issuable pursuant to the foregoing may, in some instances, be subject to limitations under the rules of the Nasdaq National Market or other trading market on which the Class A Common Stock is traded at the time.

(2)

Percent of class based on (i) 77,060,612 shares of Class A Common Stock issued and outstanding as of June 21, 2022, as represented by the Issuer in the Merger Agreement (as defined herein), plus (ii) 5,016,532 shares of Class A Common Stock issuable to Farris Wilks upon conversion of $17,899,515 in aggregate principal amount of the 2021 Notes and the PIK Interest thereunder as of June 30, 2022.

SCHEDULE 13D

CUSIP No. 91274U200

1.	NAMES OF REPORTING PERSONS THRC Holdings, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,438,708 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,438,708 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,438,708 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8% (2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Consists of (i) 6,976,744 shares of Class A Common Stock of the Issuer issuable to THRC Holdings upon exercise of the Warrants (as defined in the Schedule 13D), (ii) 761,905 shares of Class A Common Stock issuable to THRC Holdings upon exercise of the Purchased Warrants (as defined in the Schedule 13D) purchased by THRC Holdings from AG Energy Funding (as discussed in the Schedule 13D), (iii) 5,016,532 shares of Class A Common Stock issuable to THRC Holdings upon conversion of the $17,899,515 in aggregate principal amount and the PIK Interest (as defined in the 2021 Notes) thereunder as of June 30, 2022 of the 2021 Notes, (iv) 57,403 shares of Class A Common Stock directly owned by THRC Holdings, (v) 5,102,262 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $22,322,395 in aggregate principal amount of the Cash Note (as defined in the Schedule 13D) and the PIK Interest (as defined in the Cash Note) thereunder as of June 30, 2022 purchased by THRC Holdings from AG Energy Funding (as discussed in the Schedule 13D), (vi) 3,188,914 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $22,322,395 in aggregate principal amount of the Exchange Note (as defined in the Schedule 13D) and the PIK Interest (as defined in the Exchange Note) thereunder as of June 30, 2022 purchased by THRC Holdings from AG Energy Funding (as discussed in the Schedule 13D), and (vii) 334,949 shares of Class A Common Stock issuable to THRC Holdings upon conversion of 5,198 shares of Series A Preferred Stock (as defined herein) purchased by THRC Holdings from AG Energy Funding (as discussed in the Schedule 13D); provided, however, that the number of shares of Class A Common Stock issuable pursuant to the foregoing may, in some instances, be subject to limitations under the rules of the Nasdaq National Market or other trading market on which the Class A Common Stock is traded at the time. All shares of Common Stock reported reflect the 1-for-3.5 reverse stock split effected by the Issuer on September 30, 2021.

(2)

Percent of class based on (i) 77,060,612 shares of Class A Common Stock issued and outstanding as of June 21, 2022, as represented by the Issuer in the Merger Agreement (as defined herein), plus (ii) 6,976,744 shares of Class A Common Stock issuable to THRC Holdings upon the exercise of the Warrants, plus (iii) 761,905 shares of Class A Common Stock issuable to THRC Holdings upon the exercise of the Purchased Warrants, plus (iv) 5,016,532 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $17,899,515 in aggregate principal amount of the 2021 Notes and the PIK Interest thereunder as of June 30, 2022, plus (v) 5,102,262 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $22,322,395 in aggregate principal amount of the Cash Note and the PIK Interest thereunder as of June 30, 2022, plus (vi) 3,188,914 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $22,322,395 in aggregate principal amount of the Exchange Note and the PIK Interest thereunder as of June 30, 2022, plus (vii) 334,949 shares of Class A Common Stock issuable to THRC Holdings upon conversion of 5,198 shares of Series A Preferred Stock.

SCHEDULE 13D

CUSIP No. 91274U200

1.	NAMES OF REPORTING PERSONS THRC Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,438,708 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,438,708 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,438,708 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Consists of (i) 6,976,744 shares of Class A Common Stock of the Issuer issuable to THRC Holdings upon exercise of the Warrants (as defined in the Schedule 13D), (ii) 761,905 shares of Class A Common Stock issuable to THRC Holdings upon exercise of the Purchased Warrants (as defined in the Schedule 13D) purchased by THRC Holdings from AG Energy Funding (as discussed in the Schedule 13D), (iii) 5,016,532 shares of Class A Common Stock issuable to THRC Holdings upon conversion of the $17,899,515 in aggregate principal amount and the PIK Interest (as defined in the 2021 Notes) thereunder as of June 30, 2022 of the 2021 Notes, (iv) 57,403 shares of Class A Common Stock directly owned by THRC Holdings, (v) 5,102,262 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $22,322,395 in aggregate principal amount of the Cash Note (as defined in the Schedule 13D) and the PIK Interest (as defined in the Cash Note) thereunder as of June 30, 2022 purchased by THRC Holdings from AG Energy Funding (as discussed in the Schedule 13D), (vi) 3,188,914 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $22,322,395 in aggregate principal amount of the Exchange Note (as defined in the Schedule 13D) and the PIK Interest (as defined in the Exchange Note) thereunder as of June 30, 2022 purchased by THRC Holdings from AG Energy Funding (as discussed in the Schedule 13D), and (vii) 334,949 shares of Class A Common Stock issuable to THRC Holdings upon conversion of 5,198 shares of Series A Preferred Stock (as defined herein) purchased by THRC Holdings from AG Energy Funding (as discussed in the Schedule 13D); provided, however, that the number of shares of Class A Common Stock issuable pursuant to the foregoing may, in some instances, be subject to limitations under the rules of the Nasdaq National Market or other trading market on which the Class A Common Stock is traded at the time. All shares of Common Stock reported reflect the 1-for-3.5 reverse stock split effected by the Issuer on September 30, 2021.

(2)

Percent of class based on (i) 77,060,612 shares of Class A Common Stock issued and outstanding as of June 21, 2022, as represented by the Issuer in the Merger Agreement (as defined herein),, plus (ii) 6,976,744 shares of Class A Common Stock issuable to THRC Holdings upon the exercise of the Warrants, plus (iii) 761,905 shares of Class A Common Stock issuable to THRC Holdings upon the exercise of the Purchased Warrants, plus (iv) 5,016,532 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $17,899,515 in aggregate principal amount of the 2021 Notes and the PIK Interest thereunder as of June 30, 2022, plus (v) 5,102,262 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $22,322,395 in aggregate principal amount of the Cash Note and the PIK Interest thereunder as of June 30, 2022, plus (vi) 3,188,914 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $22,322,395 in aggregate principal amount of the Exchange Note and the PIK Interest thereunder as of June 30, 2022, plus (vii) 334,949 shares of Class A Common Stock issuable to THRC Holdings upon conversion of 5,198 shares of Series A Preferred Stock.

EXPLANATORY NOTE

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 7, 2021, as amended by Amendment No. 1 thereto filed with the SEC on July 15, 2021, Amendment No. 2 thereto filed with the SEC on March 14, 2022, and Amendment No. 3 thereto filed with the SEC on May 2, 2022 (collectively, the “Schedule 13D”), by Dan Wilks, Staci Wilks, Farris Wilks, THRC Holdings, LP (“THRC Holdings”) and THRC Management, LLC (“THRC Management”) relating to shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of U.S. Well Services, Inc. (the “Issuer”).

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and replaced in its entirety as follows:

(a) This Schedule 13D is being filed jointly by Dan Wilks, Farris Wilks, THRC Holdings and THRC Management (collectively, the “Reporting Persons”).

(b) The business address of each of the Reporting Persons is 17018 IH 20, Cisco, Texas 76437.

(c) The principal occupation of each of Dan Wilks and Farris Wilks is self-employed investor. THRC Holdings is a limited partnership. THRC Management is a member-managed limited liability company.

(d) No Reporting Person has, during the last five (5) years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five (5) years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Dan Wilks and Farris Wilks is a citizen of the United States of America. THRC Holdings a limited partnership organized under the laws of the State of Texas. THRC Management is a limited liability company organized under the laws of the State of Texas.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

Merger Agreement

On June 21, 2022, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Issuer, ProFrac Holding Corp., a Delaware corporation (“ProFrac”), and Thunderclap Merger Sub I, Inc., a Delaware corporation and an indirect subsidiary of ProFrac (“Merger Sub”). The Merger Agreement provides for, among other things, the merger of Merger Sub with and into the Issuer, with the Issuer surviving the merger as the surviving corporation and an indirect subsidiary of ProFrac (the “Merger”).

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein:

•

At the effective time of the Merger (the “Effective Time”), each share of the Issuer’s Class A Common Stock will be converted automatically into the right to receive 0.0561 (the “Exchange Ratio”) shares of Class A common stock of ProFrac, par value $0.01 per share (the “PFHC Common Stock”) (the “Merger Consideration”).

•	The Issuer will take all requisite action so that, effective as of immediately prior to the Effective Time:

•

(i) each holder of the Issuer’s Series A Redeemable Convertible Preferred Stock, par value $0.0001 per share, (the “Series A Preferred Stock”) issued and outstanding at such time may convert such stock into shares of the Issuer’s Class A Common Stock at the Merger Conversion Ratio (as defined in the Merger Agreement), and (ii) any shares of the Issuer’s Series A Preferred Stock issued and outstanding immediately prior to the Effective

Time not so converted at the Merger Conversion Ratio will automatically convert into shares of the Issuer’s Class A Common Stock at the then-effective conversion rate as calculated pursuant to the Issuer’s Certificate of Designations (as defined in the Merger Agreement); and

•

each Equity Linked Convertible Note (as defined in the Merger Agreement) issued and outstanding at such time will automatically convert into a number of shares of the Issuer’s Class A Common Stock equal to the quotient obtained by dividing (i) the amount of outstanding aggregate principal amount, plus accrued and unpaid interest, owing under such Equity Linked Convertible Note through the date immediately prior to the Closing Date, by (ii) $1.22.

•

At the Effective Time, each February Term C Loan Warrant and March Term C Loan Warrant (as such terms are defined in the Merger Agreement) issued and outstanding immediately prior to the Effective Time (which shall be held by ProFrac pursuant to the Warrant Sale, as such term is defined and described below) will be automatically canceled and will cease to exist and no consideration will be delivered in exchange therefor.

•

At the Effective Time, each SPAC Warrant, Series A Warrant, Placement Agent Warrant and RDO Warrant (as such terms are defined in the Merger Agreement) issued and outstanding immediately prior to the Effective Time (collectively, the “Rollover Warrants”), in accordance with the terms of such Rollover Warrants, will be canceled and converted into the right to receive a warrant to purchase a number of shares of PFHC Common Stock equal to (i) the number of shares of the Issuer’s Class A Common Stock underlying such Rollover Warrant multiplied by (ii) the Exchange Ratio. The exercise price of such Rollover Warrants will be the exercise price of such Rollover Warrant divided by the Exchange Ratio.

Based on the closing price of PFHC Common Stock (as reported on the Nasdaq Global Select Market) of $21.49 per share on June 21, 2022, the last trading day prior to announcement of the Merger Agreement, the transaction represents aggregate stock consideration of approximately $93 million and a consideration per share of the Issuer’s Class A Common Stock of $1.21. After giving effect to the conversions of the Issuer’s Series A Preferred Stock and Equity Linked Convertible Notes described above, the total stock consideration payable to the Issuer’s stockholders and holders of the Issuer’s equity awards, based on the PFHC Common Stock June 21, 2022 closing price, would be approximately $270 million.

The Reporting Persons, together with certain of their affiliates, collectively hold a controlling interest in ProFrac. Upon the consummation of the Merger, the Reporting Persons will receive an aggregate of 4,112,407 shares of PFHC Common Stock as Merger Consideration (assuming, solely for the purpose of this calculation, a hypothetical closing date of October 31, 2022), which, based on the PFHC Common Stock June 21, 2022 closing price, would be approximately $88.4 million.

The parties to the Merger Agreement have made representations, warranties and covenants that are customary for transactions of this nature. The representations and warranties of the respective parties to the Merger Agreement will not survive the closing of the Merger.

The Merger Agreement includes customary covenants of the parties, including, among others, covenants (a) for the parties to conduct their respective businesses in the ordinary course during the interim period between the date of the execution of the Merger Agreement and the consummation of the Merger, (b) that the parties not engage in certain kinds of transactions during the interim period between the date of the execution of the Merger Agreement and the consummation of the Merger, (c) that ProFrac use commercially reasonable efforts to obtain and consummate a financing to fund the repayment in connection with the closing of the Merger of certain indebtedness of the Issuer and its subsidiaries as promptly as reasonably possible following the date of the Merger Agreement, (d) that the Issuer reasonably cooperate with such financing efforts and (e) providing for ProFrac and the Issuer to cooperate in the preparation, and obtaining the effectiveness of, the Registration Statement (as defined in the Merger Agreement) to be used in connection with the Merger.

The Issuer further agreed (a) to amend the terms of the Equity Linked Convertible Notes and the Certificate of Designations (as defined in the Merger Agreement) regarding the Issuer’s Series A Preferred Stock, and to use commercially reasonable efforts to amend the Pool A Performance Awards and Pool B Performance Awards (each as defined in the Merger Agreement), (b) not to solicit proposals relating to alterative business combination transactions or, subject to certain exceptions, enter into discussions or an agreement concerning or provide confidential information in connection with any proposals for alternative business combination transactions and (c) as soon as practicable following the date of the Merger Agreement convene and hold a special meeting of the holders of the Issuer’s Class A Common Stock for the purposes of obtaining the Company Stockholder Approval (as defined in the Merger Agreement).

The consummation of the Merger is subject to customary conditions, including, among others, (a) receipt of the Company Stockholder Approval, (b) the absence of any applicable law or order prohibiting the consummation of the Merger or the Parent Stock Issuance (as defined in the Merger Agreement), (c) the expiration or termination of the HSR Act waiting period, (d) the effectiveness of the Registration Statement, (e) approval of the Parent Stock Issuance for listing on Nasdaq, (f) subject to certain exceptions, the accuracy of the representations and warranties of each party, (g) the performance in all material respects of each party of its obligations under the Merger Agreement and (h) the absence of a Company Material Adverse Effect and Parent Material Adverse Effect (as such terms are defined in the Merger Agreement).

The Merger Agreement contains certain termination rights for both ProFrac and the Issuer and further provides that, upon termination of the Merger Agreement under specified circumstances, the Issuer may be required to pay ProFrac a termination fee of $8,000,000 or reimburse ProFrac for certain expenses in an amount up to $3,000,000, in each case, depending on the termination event.

Voting Agreement

Concurrently with the execution and delivery of the Merger Agreement, THRC Holdings and certain other stockholders of USWS (each, a “Supporting Stockholder” and, collectively, the “Supporting Stockholders”) entered into a Voting Agreement with ProFrac (the “Voting Agreement”). Pursuant to the Voting Agreement, each Supporting Stockholder agreed to, among other things, (i) support and vote in favor of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, (ii) take (and refrain from taking) certain other actions in connection with the transactions contemplated by the Merger Agreement and (iii) to the extent applicable, deliver a Conversion Notice (as defined in the Merger Agreement) to convert each Supporting Stockholder’s shares of the Issuer’s Series A Preferred Stock at the Merger Conversion Ratio as described above.

The Supporting Stockholders together beneficially own, in the aggregate, approximately 44% of the currently outstanding shares of USWS Common Stock, which includes 57,403 shares of the Issuer’s Common Stock, or approximately 0.07%, held by THRC Holdings.

Warrant Purchase Agreement

Concurrently with the execution and delivery of the Merger Agreement, THRC Holdings and certain other holders of the February Term C Loan Warrants and the March Term C Loan Warrants (collectively, the “Term C Loan Warrant Holders”) entered into a Warrant Purchase Agreement with ProFrac (the “Warrant Purchase Agreement”). Pursuant to the Warrant Purchase Agreement, immediately prior to the Effective Time and conditioned upon the consummation of the Merger, the Term C Loan Warrant Holders will sell all of their respective February Term C Loan Warrants and March Term C Loan Warrants to ProFrac or its subsidiaries in exchange for an aggregate purchase price of $2,639,999.82 (the “Warrant Sale”).

Amendments to Convertible Notes

Under the terms of the Merger Agreement, the Issuer also agreed to cause the Equity Linked Convertible Notes to be amended by execution of amendments thereto (the “Convertible Note Amendments”). On June 21, 2022, each of the Convertible Note Amendments was executed by the Issuer and the respective payees of the Equity Linked Convertible notes, including THRC Holdings and Farris Wilks, as applicable, and became effective. The Convertible Note Amendments amended the terms of the Equity Linked Convertible Notes in order to provide for, among other things, the conversion by the Issuer, pursuant to the terms of the Merger Agreement and as of immediately prior to the Effective Time, of all of the outstanding principal and interest then owing under each Equity Linked Convertible Note into a number of shares of the Issuer’s Class A Common Stock equal to the quotient obtained by dividing (i) the amount of such outstanding principal and interest owing through the date immediately prior to the date of conversion, by (ii) $1.22.

PIK Interest Letter Agreement

Concurrently with the execution of the Merger Agreement, each of the lenders (the “Term C Lenders”), including THRC Holdings, that made Term C Loans under the Consent and Sixth Amendment to the Issuer’s Senior Secured Term Loan Credit Agreement (the “Credit Agreement”), entered into a Letter Agreement, dated June 21, 2022 (the “PIK Interest Letter Agreement”), pursuant to which, among other things, each Term C Lender, including THRC Holdings, covenanted and agreed that, with respect to interest accruing and becoming due and payable on its applicable Term C Loans under the Credit Agreement on and after June 30, 2022 (“Subject Interest”), such Term C Lender (i) would not (A) pursue any claim or (B) seek, demand or request any payment, return, exchange or other recovery, in each case, solely on account of any Subject Interest and (ii) would waive, reject and/or return to the loan parties, as applicable, (A) any offered or distributed payment solely on account of any Subject Interest or (B) the proceeds of any return, exchange or other recovery described in the foregoing clause (i). The terms of the PIK Interest Letter Agreement further provide that, (x) notwithstanding such covenants and agreements, Subject Interest shall continue to accrue in accordance with the Credit Agreement unless and until the Credit Agreement is waived, amended or otherwise modified in accordance with its terms and (y) the covenants and agreements of each Term C Lender described in clauses (i) and (ii) of the immediately preceding sentence shall terminate automatically, without notice or any other action, and shall have no further force or effect, in the event that the Merger Agreement is terminated in accordance with its terms.

The foregoing descriptions of the Merger Agreement, the Voting Agreement, the Warrant Purchase Agreement, the Convertible Note Amendments and the PIK Interest Letter Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of the Merger Agreement, the Form of Voting Agreement, the Form of Warrant Purchase Agreement, the Form of Convertible Note Amendments and the PIK Interest Letter Agreement, which are filed as Exhibits 1 through 5 to this Amendment, respectively, and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by amending and replacing in its entirety each of Item 5(a) and 5(b) as follows:

(a)–(b) Each Reporting Person’s beneficial ownership of the Class A Common Stock as of the date of this Amendment is reflected on that Reporting Person’s cover page. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 26,455,240 shares of Class A Common Stock, or 25.6% of the issued and outstanding shares of Class A Common Stock in the aggregate.

THRC Holdings may be deemed to directly beneficially own 21,438,708 shares of Class A Common Stock, representing 21.8% of the issued and outstanding shares of Class A Common Stock, based on (i) 77,060,612 shares of Class A Common Stock issued and outstanding as of June 21, 2022, as represented by the Issuer in the Merger Agreement, plus (ii) 6,976,744 shares of Class A Common Stock issuable to THRC Holdings upon the exercise of the Warrants, plus (iii) 761,905 shares of Class A Common Stock issuable to THRC Holdings upon the exercise of the Purchased Warrants, plus (iv) 5,016,532 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $17,899,515 in aggregate principal amount of the 2021 Notes and the PIK Interest thereunder as of June 30, 2022, plus (v) 5,102,262 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $22,322,395 in aggregate principal amount of the Cash Note and the PIK Interest thereunder as of June 30, 2022, plus (vi) 3,188,914 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $22,322,395 in aggregate principal amount of the Exchange Note and the PIK Interest thereunder as of June 30, 2022, plus (vii) 334,949 shares of Class A Common Stock issuable upon conversion of 5,198 shares of Series A Preferred Stock.

THRC Management is the general partner of THRC Holdings. Dan Wilks is the sole member of THRC Management. As a result, each of Dan Wilks and THRC Management may be deemed to have shared voting and dispositive power over, and to share beneficial ownership of, the securities owned by THRC Holdings.

Farris Wilks may be deemed to directly beneficially own 5,016,532 shares of Class A Common Stock, representing 6.11% of the issued and outstanding shares of Class A Common Stock, based on (i) 77,060,612 shares of Class A Common Stock issued and outstanding as of June 21, 2022, as represented by the Issuer in the Merger Agreement, plus (ii) 5,016,532 shares of Class A Common Stock issuable to Farris Wilks upon conversion of $17,899,515 in aggregate principal amount of 2021 Notes and the PIK Interest thereunder as of June 30, 2022.

The number of shares of Class A Common Stock issuable pursuant to the foregoing may, in some instances, be subject to limitations under the rules of the Nasdaq National Market or other trading market on which the Class A Common Stock is traded at the time.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following:

On July 7, 2022, the Reporting Persons entered into the Joint Filing Agreement attached as Exhibit 4 to this Amendment, pursuant to which the Reporting Persons agreed to the joint filing on behalf of each of them of this Amendment with respect to securities of the Issuer and any subsequent amendments thereto.

The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Agreement and Plan of Merger, dated as of June 21, 2022, by and among U.S. Well Services, Inc., ProFrac Holding Corp. and Thunderclap Merger Sub I, Inc. (incorporated by reference to Exhibit 2.1 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on June 24, 2022).

2	Form of Voting Agreement, by and among ProFrac Holding Corp. and the stockholders of U.S. Well Services, Inc. party thereto (incorporated by reference to Exhibit 10.1 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on June 24, 2022).

3	Form of Warrant Purchase Agreement, by and among ProFrac Holding Corp. and the stockholders of U.S. Well Services, Inc. party thereto (incorporated by reference to Exhibit 10.2 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on June 24, 2022).

4	Form of First Amendment to Convertible Senior Secured (Third Lien) PIK Note (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 27, 2022).

5	Letter Agreement, dated June 21, 2022, by and among U.S. Well Services, Inc., the other Loan Parties thereto, and the Term C Lenders party thereto (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 27, 2022).

6	Joint Filing Agreement by and among the Reporting Persons, dated as of July 7, 2022.

7	Power of Attorney – Dan Wilks, dated as of July 6, 2021 (incorporated by reference to Exhibit 99.7 to the Reporting Persons’ Schedule 13D filed with the SEC on July 7, 2021).

8	Power of Attorney – Farris Wilks, dated as of July 6, 2021 (incorporated by reference to Exhibit 99.9 to the Reporting Persons’ Schedule 13D filed with the SEC on July 7, 2021).

9	Power of Attorney – THRC Management, LLC on behalf of itself and its wholly owned subsidiary, THRC Holdings, LP, dated as of July 6, 2021 (incorporated by reference to Exhibit 99.10 to the Reporting Persons’ Schedule 13D filed with the SEC on July 7, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2022

*

Dan Wilks *
Farris Wilks

THRC Holdings, LP

By:	/s/ Matthew Wilks
Name: Matthew Wilks
Title: Attorney-in-Fact

THRC Management, LLC

By:	/s/ Matthew Wilks
Name: Matthew Wilks
Title: Attorney-in-Fact

*By:	/s/ Matthew Wilks
Matthew Wilks, as Attorney-in-Fact